Exhibit 21.1

American CareSource Holdings, Inc.

American CareSource Holdings, Inc. has one, 100% owned subsidiary, Ancillary Care Services, Inc. Ancillary Care Services, Inc. is incorporated in the state of Delaware. Ancillary Care Services, Inc. has three subsidiaries: Ancillary Care Services Medicare, Inc., Ancillary Care Services Worker’s Compensation, Inc., and Ancillary Care Services Group Health, Inc. All are incorporated in the state of Delaware and 100% owned by Ancillary Care Services, Inc.